UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 1, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated January 28, 2013.
•	Press Release dated January 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: February 1, 2013	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Launches Open Season for Southern Lights Diluent Pipeline

Calgary, Alberta, January 28, 2013 – Enbridge (TSX: ENB) (NYSE: ENB) today announced a binding open season (“Open Season”) to solicit commitments from shippers for 50,000 barrels per day (bpd) of capacity on the Southern Lights diluent pipeline. The pipeline, which is in commercial operation, provides continuous pipeline capacity for the transportation of diluent from Chicago, Illinois, to Edmonton, Alberta, and has an average annual capacity of 180,000 bpd. The Southern Lights pipeline is owned and operated by Southern Lights LP and Enbridge Pipelines (Southern Lights) LLC.

Potential shippers will have a choice of five available commencement dates between July 1, 2013 and July 1, 2014. Regardless of the commencement date selected, the Transportation Services Agreement (TSA) will expire on June 30, 2025, with an option to extend the term for an additional 15 years. The minimum volume commitment will be 5,000 bpd and potential shippers must commit to the same volume for both the Canadian and U.S. segments of the pipeline.

Open Season Process

The binding open commitment period will begin at 3 p.m. MT on January 28, 2013, and will end at 3 p.m. MT on February 27, 2013.

Bona fide potential shippers that wish to receive access to the Open Season documents, including the Transportation Services Agreements, will be set up with online access at http://southernlights.enbridge.com by contacting:

Morgan Keith Enbridge Inc. (403) 508-3198 morgan.keith@enbridge.com	Sheldon Bueckert Enbridge Inc. (403) 231-5904 sheldon.bueckert@enbridge.com

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community

Graham White Media – Canada (403) 508-6563 or (888) 992-0997 Email: graham.white@enbridge.com Larry Springer Media – U.S. (877) 496-8142 E-mail: usmedia@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Inc. to Webcast Fourth Quarter 2012 Financial Results

CALGARY, Alberta, January 30, 2013 – Enbridge Inc. (TSX, NYSE: ENB) will host a webcast conference call to discuss its fourth quarter 2012 financial results on Friday, February 15, 2013.

Webcast Information

Enbridge Inc. Fourth Quarter 2012 Financial Results Conference Call

Date: Friday, February 15, 2013

Time: 7:00 a.m. Mountain Time / 9:00 a.m. Eastern Time

Webcast Registration: sign-up

Conference Call Information

Dial-in # (Audio only – please dial in 10 minutes ahead):

North America: 1 (888) 771-4371

Outside North America: +1 (847) 585-4405

Participant Passcode: 34177918

Replay Information

A webcast replay and Mp3 file will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours.

Audio Replay # (Available for 7 days after call):

North America: 1 (888) 843-7419

Outside North America +1 (630) 652-3042

Passcode: 34177918#

The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investment Community	Enbridge Inc. – Media

Jody Balko (403) 231-5720 Email: jody.balko@enbridge.com	Jennifer Varey (403) 508-6563/(888) 992-0997 Email: jennifer.varey@enbridge.com